FRANK J. HARITON * ATTORNEY-AT-LAW
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1065 Dobbs Ferry Road * White Plains * New York 10607 *
(Tel)(914)674-4373 * (Fax)(914)693-2963 * (e-mail) hariton@sprynet.com


                                  May 14, 2013

Loan Lauren P. Nguyen,
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

     Re: Earn-A-Car Inc. (f/k/a Victoria Internet Services, Inc.)
         Amendment Number 5 to Current Report on Form 8-K
         File No. 333-165391

Dear Ms. Nguyen:

As previously explained, I am securities counsel to Earn-A-Car Inc. (f/k/a Victoria Internet Services, Inc.) (the "Company") and am submitting this letter in response to your letter dated April 26, 2013 (the "Letter").

We confirm that we will revise our accounting treatment and disclosures in our February 2013 annual report on Form 10-K as set forth in the letters we have received from the staff.

If you require anything further, do not hesitate to contact me.

                                        Very truly yours,


                                        /s/ Frank J. Hariton
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                                        Frank J. Hariton